UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August 2014                    File No.: 001-31891

TransGlobe Energy Corporation
(Translation of Registrant's Name into English)

#2300, 250 - 5th Street S.W., Calgary, AB T2P 0R4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F [ ]        Form 40F [ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]            No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - _____________.

FORM 6K                                        Page 2

Submitted herewith:

(1)	Press Release - TransGlobe Energy Corporation Announces Second Quarter 2014 Financial and Operating Results

(2)	Second Quarter - Operating and Financial Results - full document

(3)	Second Quarter - Management's Discussion and Analysis

(4)	Second Quarter - Interim Financial Statements

(5)	52-109F2 - CEO Certificate

(6)	52-109F2 - CFO Certificate

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: August 13, 2014	By: /s/ Randy C. Neely
Randy C. Neely
Vice President Finance & CFO